UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*

                                   DPL Inc.
------------------------------------------------------------------------------
                               (Name of Issuer)

                   Common Stock, par value $ 0.01 per share
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   233293109
------------------------------------------------------------------------------
                                (CUSIP Number)

     KKR 1996 Fund L.P., KKR Partners II, L.P., KKR Associates 1996 L.P.,
                KKR 1996 GP LLC, KKR Associates (Strata) L.P.,
                        Strata LLC, Dayton Ventures LLC
                    c/o Kohlberg Kravis Roberts & Co., L.P.
                 9 West 57th Street, New York, New York 10019
          ----------------------------------------------------------
                                (212) 750-8300
                                   Copy to:
                             David J. Sorkin, Esq.
                        Simpson Thacher & Bartlett LLP
                             425 Lexington Avenue
                           New York, New York 10017
                                (212) 455-2000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               January 13, 2005
          ----------------------------------------------------------
            Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              PAGE 1 of 12 PAGES

CUSIP No. 233293109                  13D                   Page 2 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        KKR 1996 FUND L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

        OO, AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF            0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                            3,560,000 Common Shares assuming exercise of the
  OWNED BY                   Warrants**

    EACH             **As of January 13, 2005, the Reporting Person did not
                     own any shares of Issuer Common Stock. However, pursuant
 REPORTING           to Rule 13d-3 under the Securities Exchange Act
                     of 1934, as amended (the "Exchange Act"), Dayton Ventures
   PERSON            may be deemed to beneficially own 3,560,000 shares of
                     Issuer Common Stock, all of which is subject to issuance
    WITH             upon exercise of the Warrants acquired by Dayton
                     Ventures pursuant to the Purchase Agreement

               _________________________________________________________________
               9    SOLE DISPOSITIVE POWER

                       0

               _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                       3,560,000 Common Shares assuming exercise of the
                       Warrants
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,560,000 Common Shares assuming exercise of the Warrants

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.7% assuming exercise of the Warrants

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

        PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 233293109                  13D                   Page 3 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        KKR PARTNERS II, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

        OO, AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF            0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                            3,560,000 Common Shares assuming exercise of the
  OWNED BY                   Warrants**

    EACH             **As of January 13, 2005, the Reporting Person did not
                     own any shares of Issuer Common Stock. However, pursuant
 REPORTING           to Rule 13d-3 under the Exchange Act, Dayton Ventures
                     may be deemed to beneficially own 3,560,000 shares of
   PERSON            Issuer Common Stock, all of which is subject to issuance
                     upon exercise of the Warrants acquired by Dayton Ventures
    WITH             pursuant to the Purchase Agreement

               _________________________________________________________________
               9    SOLE DISPOSITIVE POWER

                       0

               _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                       3,560,000 Common Shares assuming exercise of the
                       Warrants
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,560,000 Common Shares assuming exercise of the Warrants

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.7% assuming exercise of the Warrants

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

        PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 233293109                  13D                   Page 4 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        KKR ASSOCIATES 1996 L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

        OO, AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF            0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                            3,560,000 Common Shares assuming exercise of the
  OWNED BY                   Warrants**

    EACH             **As of January 13, 2005, the Reporting Person did not
                     own any shares of Issuer Common Stock. However, pursuant
 REPORTING           to Rule 13d-3 under the Exchange Act, Dayton Ventures
                     may be deemed to beneficially own 3,560,000 shares of
   PERSON            Issuer Common Stock, all of which is subject to issuance
                     upon exercise of the Warrants acquired by Dayton Ventures
    WITH             pursuant to the Purchase Agreement

               _________________________________________________________________
               9    SOLE DISPOSITIVE POWER

                       0

               _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                       3,560,000 Common Shares assuming exercise of the
                       Warrants
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,560,000 Common Shares assuming exercise of the Warrants

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.7% assuming exercise of the Warrants

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

        PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 233293109                  13D                   Page 5 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        KKR 1996 GP LLC

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

        OO, AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF            0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                            3,560,000 Common Shares assuming exercise of the
  OWNED BY                   Warrants**

    EACH             **As of January 13, 2005, the Reporting Person did not
                     own any shares of Issuer Common Stock. However, pursuant
 REPORTING           to Rule 13d-3 under the Exchange Act, Dayton Ventures
                     may be deemed to beneficially own 3,560,000 shares of
   PERSON            Issuer Common Stock, all of which is subject to issuance
                     upon exercise of the Warrants acquired by Dayton Ventures
    WITH             pursuant to the Purchase Agreement

               _________________________________________________________________
               9    SOLE DISPOSITIVE POWER

                       0

               _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                       3,560,000 Common Shares assuming exercise of the
                       Warrants
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,560,000 Common Shares assuming exercise of the Warrants

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.7% assuming exercise of the Warrants

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

        OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 233293109                  13D                   Page 6 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        KKR ASSOCIATES (STRATA) L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

        OO, AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF            0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                            3,560,000 Common Shares assuming exercise of the
  OWNED BY                   Warrants**

    EACH             **As of January 13, 2005, the Reporting Person did not
                     own any shares of Issuer Common Stock. However, pursuant
 REPORTING           to Rule 13d-3 under the Exchange Act, Dayton Ventures
                     may be deemed to beneficially own 3,560,000 shares of
   PERSON            Issuer Common Stock, all of which is subject to issuance
                     upon exercise of the Warrants acquired by Dayton Ventures
    WITH             pursuant to the Purchase Agreement

               _________________________________________________________________
               9    SOLE DISPOSITIVE POWER

                       0

               _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                       3,560,000 Common Shares assuming exercise of the
                       Warrants
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,560,000 Common Shares assuming exercise of the Warrants

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.7% assuming exercise of the Warrants

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

        PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 233293109                  13D                   Page 7 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        STRATA LLC

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

        OO, AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF            0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                            3,560,000 Common Shares assuming exercise of the
  OWNED BY                   Warrants**

    EACH             **As of January 13, 2005, the Reporting Person did not
                     own any shares of Issuer Common Stock. However, pursuant
 REPORTING           to Rule 13d-3 under the Exchange Act, Dayton Ventures
                     may be deemed to beneficially own 3,560,000 shares of
   PERSON            Issuer Common Stock, all of which is subject to issuance
                     upon exercise of the Warrants acquired by Dayton Ventures
    WITH             pursuant to the Purchase Agreement

               _________________________________________________________________
               9    SOLE DISPOSITIVE POWER

                       0

               _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                       3,560,000 Common Shares assuming exercise of the
                       Warrants
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,560,000 Common Shares assuming exercise of the Warrants

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.7% assuming exercise of the Warrants

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

        OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 233293109                  13D                   Page 8 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Dayton Ventures LLC

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

        OO, AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF            0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                            3,560,000 Common Shares assuming exercise of the
  OWNED BY                   Warrants**

    EACH             **As of January 13, 2005, the Reporting Person did not
                     own any shares of Issuer Common Stock. However, pursuant
 REPORTING           to Rule 13d-3 under the Exchange Act, Dayton Ventures
                     may be deemed to beneficially own 3,560,000 shares of
   PERSON            Issuer Common Stock, all of which is subject to issuance
                     upon exercise of the Warrants acquired by Dayton Ventures
    WITH             pursuant to the Purchase Agreement

               _________________________________________________________________
               9    SOLE DISPOSITIVE POWER

                       0

               _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                       3,560,000 Common Shares assuming exercise of the
                       Warrants
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,560,000 Common Shares assuming exercise of the Warrants

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.7% assuming exercise of the Warrants

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

        OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 233293109                  13D                   Page 9 of 12 Pages


                        AMENDMENT NO. 4 TO SCHEDULE 13D

         The Statement on Schedule 13D (the "Original 13D") originally filed on March 24, 2000 with the Securities and Exchange Commission by the Reporting Persons, as amended and restated by Amendment No. 1 to the Schedule 13D filed on April 5, 2004, as further amended by Amendment No. 2 to the Schedule 13D filed on December 8, 2004, and as further amended by Amendment No. 3 to the
Schedule 13D filed on December 28, 2004, relating to the common stock, par value $0.01 per share, of DPL Inc. (the "Issuer"), is hereby amended and supplemented with respect to the items set forth below.

Item 4.  Purpose of Transaction
         ----------------------

         On January 13, 2005, Dayton Ventures LLC sold to the Issuer 6,600,000 Series B Voting Preferred Shares (the "Preferred Shares"), for an aggregate purchase price of $66,000. The Preferred Share Purchase Agreement is attached to this Amendment No. 4 as Exhibit 12.

         On January 13, 2005, Dayton Ventures LLC sold to Lehman Brothers Inc. 7,000,000 warrants (the "Warrants") to purchase 7,000,000 shares of Issuer Common Stock, subject to anti-dilution adjustments, for an aggregate purchase price of $31,150,000. The Warrant Purchase Agreement is attached to this Amendment No. 4 as Exhibit 13.

         Pursuant to the Warrant Purchase Agreement, Dayton Ventures LLC transferred to Lehman Brothers Inc. one of its two "demand" registration rights under the Securityholders and Registration Rights Agreement dated March 13, 2000, as amended, (the "Securityholders Agreement") which was previously filed as Exhibit 7 to Amendment No. 1 to the Original 13D.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         As of January 13, 2005, Dayton Ventures did not own any shares of Issuer Common Stock. However, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and after giving effect to the above-described transaction, Dayton Ventures may be deemed to beneficially own 3,560,000 shares of Issuer Common Stock, all of which is subject to issuance upon exercise of the Warrants acquired by Dayton Ventures pursuant to the Purchase Agreement. The 3,560,000 shares issuable upon the exercise of the Warrants would constitute approximately 2.7% of the Issuer Common Stock outstanding upon such conversion (based on 126,501,404 shares of Issuer's Common Stock outstanding as of November 16, 2004, as reported in Issuer's most recent Proxy Statement filed with the Commission on December 7,
2004).

         Accordingly, the percentage of the outstanding Issuer Common Stock beneficially owned by Dayton Ventures is approximately 2.7%.

         On January 13, 2005, the Reporting Persons ceased to be the beneficial owners of more than 5% of Issuer Common Stock. Accordingly, the Reporting Persons no longer have a reporting obligation under Section 13(d) of the Securities Exchange Act, and the Reporting Persons intend not to further amend their report on Schedule 13D to reflect changes in the facts set forth herein that may occur after the date hereof.


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         12. Preferred Share Purchase Agreement dated as of January 12, 2005 between Dayton Ventures LLC and DPL Inc.

CUSIP No. 233293109                  13D                   Page 10 of 12 Pages


         13. Warrant Purchase Agreement dated as of January 12, 2005 between Dayton Ventures LLC and Lehman Brothers Inc.


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                         DAYTON VENTURES LLC
                         By:  KKR 1996 Fund L.P., Member
                         By:  KKR Associates 1996 L.P., its General Partner
                         By:  KKR 1996 GP LLC, its General Partner

                         By:  /s/ William J. Janetschek
                              ----------------------------------
                              Name: William J. Janetschek
                              Title: Attorney-in-fact for Henry R. Kravis

                         KKR 1996 FUND L.P.
                         By:  KKR Associates 1996 L.P., its General Partner
                         By:  KKR 1996 GP LLC, its General Partner

                         By:  /s/ William J. Janetschek
                              ----------------------------------
                              Name: William J. Janetschek
                              Title: Attorney-in-fact for Henry R. Kravis

                         KKR PARTNERS II, L.P.
                         By:  KKR Associates (Strata) L.P., its General Partner
                         By:  Strata LLC, General Partner

                         By:  /s/ William J. Janetschek
                              ----------------------------------
                              Name: William J. Janetschek
                              Title: Attorney-in-fact for Henry R. Kravis

                         KKR ASSOCIATES 1996 L.P.
                         By:  KKR 1996 GP LLC, its General Partner

                         By:  /s/ William J. Janetschek
                              ----------------------------------
                              Name: William J. Janetschek
                              Title: Attorney-in-fact for Henry R. Kravis

                         KKR ASSOCIATES (STRATA) L.P.
                         By:  Strata LLC, its General Partner

                         By:  /s/ William J. Janetschek
                              ----------------------------------
                              Name: William J. Janetschek
                              Title: Attorney-in-fact for Henry R. Kravis

                         KKR 1996 GP LLC

                         By:  /s/ William J. Janetschek
                              ----------------------------------
                              Name: William J. Janetschek
                              Title: Attorney-in-fact for Henry R. Kravis

CUSIP No. 233293109                  13D                   Page 11 of 12 Pages



                         STRATA LLC

                         By:  /s/ William J. Janetschek
                              ----------------------------------
                              Name: William J. Janetschek
                              Title: Attorney-in-fact for Henry R. Kravis



Dated:   January 19, 2005

CUSIP No. 233293109                  13D                   Page 12 of 12 Pages


                               INDEX TO EXHIBITS

Exhibit Number       Description of Exhibit

   12. Preferred Share Purchase Agreement dated as of January 12, 2005 between Dayton Ventures LLC and DPL Inc.

   13. Warrant Purchase Agreement dated as of January 12, 2005 between Dayton Ventures LLC and Lehman Brothers Inc.